Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
China Valves Holdings Limited	Samoa	100%
China Valves Holdings Limited	Hong Kong	100%
Henan Tonghai Valve Science Technology Co., Ltd.	PRC	100%
Zhengzhou City ZhengDie Valve Co., Ltd	PRC	100%
Henan Kaifeng High Pressure Valve Co., Ltd.	PRC	100%